Ballard Power Systems Inc.

News Release

Ballard Inks US$80M+ Deal With Volkswagen
Transaction deepens strategic partnership

For Immediate Release – February 11, 2015

Vancouver, Canada and Ingolstadt, Germany – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that the Company has entered into a Technology Solutions transaction with Volkswagen Group (Volkswagen AG, www.volkswagenag.com and Audi AG, www.audi.com) for an aggregate amount of approximately US$80 million for the transfer of certain automotive-related fuel cell intellectual property (IP) and a two-year extension of an engineering services contract.

Prof. Dr. Ulrich Hackenberg, Member of the Board of Management for Technical Development at AUDI AG and Coordinator of the Technical Development of all brands in the Volkswagen Group said, “Audi, VW and the Volkswagen Group are very pleased with the acquisition of a world-class automotive fuel cell patent portfolio. We believe that this portfolio, together with the combined fuel cell skills and expertise of our group and Ballard, will underpin our ability to play a leading role in fuel cell automotive development and commercialization.”

Randy MacEwen, Ballard President and CEO said, “This transaction extends and deepens our relationship with the Volkswagen Group, a leading global automotive manufacturer. The IP transfer surfaces significant value for Ballard. And, extension of the engineering services contract reflects a growing positive sentiment toward fuel cells within the automotive sector, along with the outstanding progress made to date in our work with Volkswagen Group on its fuel cell car programs.”

Transfer of Automotive-Related IP
Ballard will transfer the automotive-related portion of fuel cell IP assets previously acquired from United Technologies Corporation, in return for payments from Volkswagen Group totaling US$50 million, a majority of which is expected to be received at the closing of the transaction during the current quarter. The remainder is expected to be received in early 2016.

Ballard will retain a royalty-free license to utilize the IP transferred to Volkswagen Group in bus and non-automotive applications as well as for certain limited pre-commercial purposes in automotive applications.

Extension of Engineering Services Contract
The transaction also includes a 2-year extension, through March 2019, of the existing long-term engineering services agreement signed by Ballard and Volkswagen in 2013. This extension has an incremental value estimated at C$30-50 million (approximately US$24-40 million). Over the full 6-years, the contract has an estimated value of C$100-140 million (approximately US$80-112 million), and also includes a further optional 2-year extension.

Ballard’s ongoing engineering services contract with Volkswagen Group involves the design and manufacture of next-generation fuel cell stacks for use in the demonstration car program. Ballard engineers are leading critical areas of fuel cell product design – including the membrane electrode assembly (MEA), plate and stack components – along with certain testing and integration work.
Volkswagen Group’s commitment to, and progress in, fuel cell car development was underscored last November at the LA Auto Show, where fuel cell concept cars representing Volkswagen and Audi brand models were introduced: Golf SportWagen HyMotion, Passat HyMotion and Audi A7 Sportback h-tron quattro.

Mr. MacEwen added, “Ballard’s Technology Solutions group is helping customers accelerate fuel cell development through the application of our world-class, customized engineering services capability, along with access to our deep IP portfolio and related know-how. This transaction with Volkswagen marks a milestone in the growth and delivery of Ballard Technology Solutions.”

Ballard will provide further information regarding this transaction during the Company’s upcoming “2014 Results & 2015 Outlook” conference call, scheduled for 1:00 p.m. EST (10:00 a.m. PST) on Thursday, February 26, 2015.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated market growth drivers, product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com